SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 2014

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

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(1)	Press Release, “Dr. Reddy’s Q3 & 9 Months FY14 Financial Results”, February 11, 2014.	3

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s Q3 & 9 Months FY14 Financial Results

Q3 FY14 Revenues at Rs.35.3 billion (YoY growth of 23%) Q3 FY14 EBITDA at Rs.10.0 billion (YoY growth of 67%)	9M FY14 Revenues at Rs.97.4 billion (YoY growth of 17.5%) 9M FY14 EBITDA at Rs.25.2 billion (YoY growth of 36%)

Hyderabad, India, February 11, 2014: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited consolidated financial results for the quarter and nine months ended December 31, 2013 under International Financial Reporting Standards (IFRS).

Key Highlights (Q3 FY14)

•	Consolidated revenues at Rs.35.3 billion, YoY growth of 23%.

•	Revenues from the Global Generics (GG) segment at Rs.29.4 billion, YoY growth of 41%. Growth is driven by North America and other Emerging Markets.

•	Revenues from the Pharmaceutical Services and Active Ingredients (PSAI) segment at Rs.5.1 billion, YoY decline of 29%.

•	Research & Development (R&D) expenses at Rs.3.0 billion, 8.4% to revenues versus 7.1% to revenues as in Q3 FY13.

•	Selling, general & administrative (SG&A) expenses at Rs.10.4 billion, 29.6% to revenues versus 29.9% to revenues as in Q3 FY13.

•	EBITDA at Rs.10.0 billion, 28.4% to revenues versus 21.1% to revenues as in Q3 FY13.

•	PBT at Rs.8.7 billion, 24.6% to revenues versus 16.3% to revenues as in Q3 FY13.

•	PAT at Rs.6.2 billion, 17.5% to revenues versus 13.2% to revenues as in Q3 FY13.

•	During the quarter, the company launched 7 new generic products, filed 4 new product registrations and filed 19 DMFs globally.

Note: Q3 FY 13 Income Statement considered is as submitted to the US SEC in the form 6K.

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1USD = Rs.61.92

Dr. Reddy’s Laboratories Limited and Subsidiaries

Unaudited Consolidated Income Statement

Particulars	Q3 FY14			Q3 FY13			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Revenues	571	35,338	100.0	463	28,651	100.0	23
Cost of revenues	225	13,947	39.5	219	13,560	47.3	3

Gross profit	345	21,391	60.5	244	15,091	52.7	42

Operating Expenses
Selling, general & administrative expenses	169	10,443	29.6	138	8,571	29.9	22
Research and development expenses	48	2,979	8.4	33	2,025	7.1	47
Impairment loss/(reversal of impairment loss) on intangible assets	(8)	(497)	(1.4)
Other operating income	(3)	(177)	(0.5)	(4)	(233)	(0.8)	(24)

Results from operating activities	140	8,644	24.5	76	4,728	16.5	83

Net finance income / (expense)	0	15	0.0	(2)	(96)	(0.3)	115
Share of profit of equity accounted investees	1	46	0.1	1	32	0.1	45

Profit before income tax	141	8,705	24.6	75	4,664	16.3	87

Income tax expense	(41)	(2,521)	(7.1)	(14)	(882)	(3.1)	186

Profit for the period	100	6,184	17.5	61	3,782	13.2	64

Diluted Earnings per share	0.59	36.2		0.36	22.2		63

EBITDA Computation:

Particulars	Q3 FY14		Q3 FY13
	($)	(Rs.)	($)	(Rs.)
Profit before income tax	141	8,705	75	4,664
Interest (income)/expense	1	48	(0)	(12)
Depreciation	20	1,208	16	971
Amortization	9	585	7	411
Impairment / (reversal of impairment)	(8)	(497)

EBITDA	162	10,049	97	6,034

SEGMENTAL ANALYSIS

Global Generics

Revenues from Global Generics segment for Q3 FY14 at Rs.29.4 billion, YoY growth of 41% primarily driven by North America and other Emerging Market territories.

•	Revenues from North America for Q3 FY14 at Rs.16.2 billion, YoY growth of 76%. Growth largely driven by:-

•	Full quarter realization coupled with market share stabilization for recent key launches in limited competition space namely azacitidine, decitabine, divalproex ER, donepezil 23 mg, zoledronic acid (5mg/100mL), zoledronic acid (4mg/5ml) etc.

•	Significant traction in market share of key existing products namely metoprolol ER, atorvastatin etc

•	During the quarter, 2 ANDAs were filed. Cumulatively, 62 ANDAs are pending for approval with the USFDA of which 38 are Para IVs and we believe 8 to have ‘First To File’ status.

•	Revenues from Emerging Markets (which include Russia, CIS countries and RoW territories) for Q3 FY14 at Rs.7.4 billion, YoY growth of 25%.

•	Revenues from Russia at Rs.4.3 billion, YoY growth of 17%. Growth was slightly muted on account of delayed onset of winter in the current quarter.

•	Revenues from CIS markets at Rs.1.0 billion, YoY growth of 45%. Growth was largely driven by volume uptake of existing products and introduction of new products in Ukraine and Belarus.

•	Revenues from RoW territories stood at Rs.2.1 billion, YoY growth of 35%.

•	Revenues from India for Q3 FY14 at Rs.3.9 billion, YoY growth of 5%.

•	Growth is muted primarily on account of impact of the revised prices under new pharma pricing policy.

•	Revenues from Europe for Q3 FY14 at Rs.1.9 billion, remained flat YoY.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI for Q3 FY14 at Rs. 5.1 billion, YoY decline of 29%. De-growth on the back of lower number of ‘launch molecules’ to our customers during the quarter.

•	During the quarter, 19 DMFs were filed globally, including 6 filings in Europe. The cumulative number of DMF filings as of December 31, 2013 is 612.

INCOME STATEMENT HIGHLIGHTS:

•	Gross profit margin at 60.5% in Q3 FY14 registered nearly 800 basis points improvement versus gross profit margin in Q3 FY13. Gross profit margin for Global Generics and PSAI business segments are at 68.3% and 15.7% respectively.

GG gross margin improved primarily on account of higher contribution coupled with higher realization from new product launches in North America, where as PSAI gross margin declined, primarily on the back of lower number of launch molecules to our customers and relatively higher overheads during the quarter.

•	SG&A expenses including amortization in Q3 FY14 at Rs.10.4 billion, YoY growth of 22%. The increase is primarily towards select brand building activities in the Emerging Market territories; and increase in manpower cost on account of additions and increments.

•	R&D expenses stood at Rs.3.0 billion, YoY growth of 47%; 8.4% to revenues in Q3 FY14 as compared to 7.1% to revenues as in Q3 FY13.

•	An earlier recorded impairment charge relating to product intangibles in the generics portfolio, amounting Rs.497 million, was reversed.

•	Net Finance income at Rs.15 million in Q3 FY14 compared to the net finance expense of Rs.96 million as in Q3 FY13. The change is primarily on account of :

•	Net incremental forex impact of Rs.172 million

•	Incremental net interest expense of Rs.61 million

•	EBITDA for Q3 FY14 at Rs.10.0 billion, YoY growth of 67%; 28.4% to revenues.

•	Profit after Tax in Q3 FY14 at Rs.6.2 billion, YoY growth of 64%.

•	Diluted earnings per share in Q3 FY 14 at Rs.36.2

•	Capital expenditure for Q3 FY14 is Rs.2.4 billion.

All US dollar amounts based on convenience translation rate of 1USD = Rs.61.92

Appendix 1: Key Balance Sheet Items

			(in millions)
Particulars	As on 31st Dec 2013		As on 30th Sep 2013
	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and current investments	504	31,202	439	27,202
Trade receivables	562	34,812	538	33,291
Inventories	390	24,150	386	23,874
Property, plant and equipment	708	43,844	686	42,477
Goodwill and Other Intangible assets	253	15,685	247	15,274
Loans and borrowings (current & non-current)	796	49,284	795	49,200
Trade payables	157	9,744	175	10,828

Total Equity	1,375	85,168	1,261	78,086

Appendix 2: Revenue Mix by Segment

							(in millions)
	Q3 FY14			Q3 FY13			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Global Generics	475	29,396	83	336	20,827	73	41
North America		16,223	55		9,243	44	76
Europe		1,862	6		1,930	9	(4)
India		3,913	13		3,718	18	5
Russia & Other CIS		5,296	18		4,380	21	21
RoW		2,102	7		1,556	7	35
PSAI	82	5,062	14	115	7,127	25	(29)
North America		780	15		1,266	18	(38)
Europe		1,949	38		2,472	35	(21)
India		945	19		1,268	18	(25)
RoW		1,388	27		2,121	30	(35)
Proprietary Products & Others	14	880	3	11	697	2	26

Total	571	35,338	100	462	28,651	100	23

All figures in millions, except EPS	All US dollar amounts based on convenience translation rate of 1USD = Rs.61.92

Appendix 3: Consolidated Income Statement

Particulars	9M FY14			9M FY13			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Revenues	1,572	97,361	100	1,338	82,866	100	17.5
Cost of revenues	670	41,482	43	632	39,133	47	6

Gross profit	902	55,879	57	706	43,733	53	28

Operating Expenses
Selling, general & administrative expenses	468	28,973	30	402	24,862	30.0	17
Research and development expenses	136	8,417	8.6	86	5,347	6.5	57
Impairment loss/(reversal of impairment loss) on intangible assets	(8)	(497)	(1)	8	507	1
Impairment loss on goodwill				3	181	0
Other operating income	(19)	(1,189)	(1)	(14)	(848)	(1)	40

Results from operating activities	326	20,175	21	221	13,684	17	47

Net finance income	4	236	0	1	63	0	278
Share of profit of equity accounted investees	2	126	0	1	79	0	59

Profit before income tax	332	20,537	21	223	13,826	17	49

Income tax expense	(62)	(3,841)	(4)	(45)	(2,759)	(3)	39

Profit for the period	270	16,696	17	179	11,067	13	51

Diluted EPS	1.58	97.9		1.05	65.0		51

Appendix 4: EBITDA Computation:

Particulars	9M FY14		9M FY13
	($)	(Rs.)	($)	(Rs.)
Profit before income tax	332	20,537	223	13,826
Interest (income) / expense	1	58	(1)	(42)
Depreciation	56	3,496	45	2,810
Amortization	27	1,644	20	1,245
Impairment / (reversal of impairment)	(8)	(497)	11	688

EBITDA	408	25,238	299	18,527

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Major therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infective. Major markets include India, USA, Russia-CIS and Europe apart from other select geographies within Emerging Markets.

For more information, log on to: www.drreddys.com

CONTACT INFORMATION

Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com / +91-40-66834297

Saunak Savla at saunaks@drreddys.com / +91-40-49002135

Milan Kalawadia (USA) at mkalawadia@drreddys.com / +1 908-203-4931

Media:

SVS Chowdary at chowdaryl@drreddys.com / +91-40-49002448

Note: All discussions in this release are based on unaudited consolidated IFRS financials.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

	By:	/s/ Sandeep Poddar
Date: February 12, 2014		Name: Sandeep Poddar
Title: Company Secretary